

July 12, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (813) 655-3030

Mr. Kenneth McCleave, Chairman of the Board
American Fiber Green Products, Inc.
1618 51st South
Tampa, Florida 33619

RE : American Fiber Green Products, Inc.
Amendment No. 2 to Registration Statement on Form 10-SB filed on June 18, 2007 and Form 10-KSB/A for the fiscal year ended December 31, 2006 and Form 10-QSB/A for March 31, 2007 filed on June 19, 2007
File No.: 0-28978

Dear Mr. McCleave:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your Annual Report on Form 10-KSB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2006

Item 1. Description of Business

Company History

1. We have considered your response #3 in your letter dated June 14, 2007 and we reiterate our prior comment. As previously requested, under an appropriate sub-caption, e. g. "SEC Revocation of Prior Registration under the Exchange Act",

please include a discussion of the Commission's order dated October 27, 2006 which revoked your registration pursuant to Section 12(j) of the Securities Exchange Act. Briefly discuss the reason(s) why the Commission concluded that revocation was "necessary and appropriate for the protection of investors."

The above comment is also applicable to the company's Form 10-SB.

Amour Fiber Core, Inc.

2. As previously requested, please file the license agreement with the Amour Family Trust as an exhibit and revised the exhibit index accordingly.

American Leisure Products

3. Information should be provided to the staff supplementally to support the statement that "ALP has positioned itself to be a leader within the Fiberglass Reinforced Plastic(FRP) industry…" or the statement should be deleted.

Item 6 – Plan of Operation

Liquidity and Capital Resources

4. We have reviewed your response to prior comment 19. Please revise your disclosure to clarify how the repayment of notes receivables in 2006 reduced cash flows from investing activities. Please tell us how the cash receipts were reflected and if they were included within cash flows from investing activities, please tell us why this classification is appropriate.

5. It is unclear why you have reflected the increase in interest payable to shareholders as a financing cash outflow. The increase in the accrual does not appear to reflect a cash flow. Further, it is unclear why this amount, which you recognized as interest expense, is not added back to net loss in determining your net cash used by operating activities in accordance with the indirect method discussed in paragraph 28 of SFAS 95.

6. You disclose that cash flows from operations were derived primarily from increased liabilities and issuance of equity. Please clarify how the issuance of equity contributed to cash flows from operations and revise your disclosure accordingly.

Item 7 – Financial Statements

Note 2 – Going Concern

7. We have reviewed your response to prior comment 31. You indicate that you are
    not a development stage enterprise; however, you disclose in this footnote that
    you have "been a development-stage enterprise since 1993." Please either remove
    this disclosure or disclose when you were no longer considered to be in the
    development stage. See paragraph 13 of SFAS 7.

Note 3 – Summary of Significant Accounting Policies

8. We have reviewed your response to prior comment 42. As we previously
    requested, please disclose how you are treating the restricted shares you have
    issued in computing your basic earnings per share. See paragraph 10 of SFAS
    128.

Note 4 – Notes Receivable

9. We have reviewed your response to prior comment 34. As we previously
    requested, since all of your notes receivables are past due, please tell us when you
    expect to collect on them.

Item 8A – Controls and Procedures

10. We have reviewed your response to prior comment 25. As we previously
    requested, please clarify whether there have been any changes in your internal
    controls and procedures during the most recently completed quarter, which for
    your Form 10-KSB/A is the quarter ended December 31, 2006, rather than
    subsequent to March 31, 2007. See Item 308 of Regulation S-B. If there have
    been no such changes, please confirm this in your response and revise future
    filings accordingly.

    Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange of 1934 and that they have provided
all information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Gordon, Accountant at (202) 551-3866 or Scott Watkinson, Review Accountant at (202) 551-3741 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director